STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 720
Austin, Texas 78701
512.499.3600
www.strasburger.com

December 8, 2015

LEE POLSON
(512) 499-3626
Direct Fax (512) 536-5719
Lee.Polson@strasburger.com

VIA EDGAR

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Rich Uncles REIT, Inc. Registration Statement on Form S-11/A Filed November 23, 2015 File No. 333-205684 CIK No. 0001645873

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles REIT, Inc., we are filing draft sales literature via the Commission’s email address, 88salesmaterial@sec.gov, for use with the Company’s registration statement on Form S-11/A after the registration statement become effective.  Please contact me with any questions or comments regarding the filed sales literature.

Very truly yours,

/s/ Lee Polson

Lee Polson